March 28, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	Rail Vision Ltd. (CIK 0001743905)
Registration Statement No. 333-262854 on Form F-1 (the “Registration Statement”)

Ladies and Gentlemen:

Aegis Capital Corp. (“Aegis”) hereby withdraws its request submitted on March 25, 2022 for acceleration of the effectiveness of the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), on March 28, 2022 at 4:00 p.m., Eastern Time.

Further, pursuant to Rule 461 of the Securities Act, Aegis hereby requests acceleration of the effectiveness of the above-referenced Registration Statement so that it will become effective on March 30, 2022, at 4:00 p.m. Eastern Time, or as soon thereafter as is practicable.

Pursuant to Rule 460 under the Securities Act, please be advised that Aegis will distribute as many electronic copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution.

By:	AEGIS CAPITAL CORP.

	By:	/s/ Griffin Cassagne
Griffin Cassagne Executive Vice President